SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Caterpillar Inc.

NAME OF PERSON RELYING ON EXEMPTION: Change to Win Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 K Street, N.W., Suite 900, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

[The reference here and in the tweet below is to an article in Bloomberg BusinessWeek available at https://www.bloomberg.com/news/features/2017-06-01/the-whistleblower-behind-caterpillar-s-massive-tax-headache-could-make-600-million]

[The reference is to an article in The New York Times available at https://www.nytimes.com/2017/03/07/business/caterpillar-tax-fraud.html?smid=tw-share]

[The reference is to an article in Chicago Business Journal available at http://www.bizjournals.com/chicago/news/2017/05/18/caterpillar-shareholders-call-for-vote-against.html?platform=hootsuite]

[The reference is to an article in The Wall Street Journal available at https://www.wsj.com/articles/caterpillar-faces-shareholder-call-to-shake-up-audit-committee-1495026560]